Exhibit 99.38

FORM 51-102F3 MATERIAL CHANGE REPORT

1.	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.) 10th Floor – 595 Howe Street

Vancouver, British Columbia Canada V6C 2T5

2.	Date of Material Change

November 24, 2020

3.	News Release

The news release attached as Schedule “A” was released on November 24, 2020.

4.	Summary of Material Change

The material change is described in the news release attached as Schedule “A”.

5.	Full Description of Material Change

The material change is described in the news release attached as Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Inquiries in respect of the material change referred to herein may be made to: Michel Amar, Chief Executive Officer

T: 917-242-6549

9.	Date of Report

November 24, 2020

Schedule “A”

Digihost ANNOUNCES DEBT SETTLEMENT

Vancouver, British Columbia, November 24, 2020 – Digihost Technology Inc. (TSX-V: DGHI; OTCPK: HSSHF) (“Digihost” or the “Company”) is pleased to announce that it has entered into a debt settlement agreement with two of its directors (the “Creditors”) and pursuant to the debt settlement agreement will, subject to receipt of approval of the TSX Venture Exchange, issue an aggregate of 200,000 common shares in the capital of the Company, at a deemed price of $0.20 per common share, in consideration for the settlement of a total of $40,000 in accrued liabilities owing to the Creditors in respect of director fees (the “Debt Settlement”). The Company expects that the proposed Debt Settlement will assist the Company in preserving its cash for working capital.

The Creditors are insiders of the Company, and accordingly, the issuance of common shares to an insider in connection with the Debt Settlement is considered a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transaction (“MI 61-101”). The Company is relying on the exemption from the requirement for valuation under MI 61-101 on the basis of the exemption contained in section 5.5(b) of MI 61-101 as the Company’s shares are not listed on specified markets, and on the exemption from the requirement for minority shareholder approval under MI 61-101 on the basis of the exemption contained in section 5.7(a) of MI 61-101 as the fair market value of the consideration of the shares to be issued to the Creditors in connection with the Debt Settlement does not exceed 25% of the Company’s market capitalization.

All securities to be issued pursuant to the Debt Settlement will be subject to a four month and one day statutory hold period from the closing date. The Debt Settlement is subject to all necessary regulatory approvals including from the TSX Venture Exchange.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company’s mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovol-ampere outdoor substation with an option to increase the power output to 42MVA.

For more information, please contact:

Michel Amar, Chief Executive Officer

Telephone: 917-242-6549

Email: michelamar@me.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as the Company’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, and the regulatory environment of cryptocurrency in the applicable jurisdictions. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Such factors include, among others, risks relating to future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; protection of proprietary rights; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of the Company include but are not limited to: the effects on the Company of the Covid-19 crisis; ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices; an increase in network difficulty; the Company may not achieve operating hash rate, power utilization, efficiencies or profitability as currently anticipated, or at all; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the State of New York; the ability to complete current and future financings; any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and the ability to mine digital currencies that will be consistent with historical prices. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.

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